Exhibit 97.1

WILHELMINA INTERNATIONAL, INC.

Policy Regarding Recovery of Excessive Incentive Based Compensation

This Clawback Policy (this “Policy”) has been adopted by the Board of Directors (the “Board”) of Wilhelmina, Inc. (the “Company”) in light of the effective date of October 10, 2023 (the “Effective Date”) of the listing requirements adopted by the NASDAQ Stock Market LLC (“NASDAQ”) in the form of Listing Rule 5608 (“Rule 5608”) that implements the incentive-based compensation recovery requirements set forth in Section 10D of the Securities Exchange Act of 1934 (the “Exchange Act”), as added by Section 954 of the Dodd-Frank Wall Street Reform and Consumer Protection Act. This Policy shall be filed as an exhibit to the Company’s Annual Report on Form 10-K pursuant to Item 601(b)(97) of Regulation S-K.

1.

Recovery of Excessive Incentive-Based Compensation. In the event that following the Effective Date the Company is required to prepare an accounting restatement that (i) corrects errors that are material to previously issued financial statements or (ii) corrects errors that are not material to previously issued financial statements but would result in a material misstatement if the error were recorded in the current period or left uncorrected in the current period (either such event, a “Triggering Event”), the Company will use reasonable efforts to recover, subject to the terms of this Policy, from any current or former Executive Officer of the Company who was paid or granted Incentive-Based Compensation on or after the Effective Date, all Excessive Incentive-Based Compensation.

2.

Exceptional Circumstances. Should the recovery of Excessive Incentive-Based Compensation be impractical due to either (i) the direct expense paid to a third party to assist in enforcing the policy exceeding the amount to be recovered or (ii) such recovery causing a broad-based retirement plan to fail to meet the tax-qualification requirements of 26 U.S.C. 401(a)(13) or 26 U.S.C. 411(a), then the Board may determine not to pursue such recovery so long as the Company has made a reasonable attempt to effect such recovery and provided supporting documentation regarding such efforts to NASDAQ.

3.	Definitions. For purposes of this Policy, the following terms have the meanings indicated, in addition to the other terms defined herein:

“Executive Officer” means all individuals appointed as such for purposes of Section 16(a) of the Securities Exchange Act of 1934, as amended, by the Board of Directors.

“Excessive Incentive-Based Compensation” means the amount of Incentive-Based Compensation paid or granted by the Company or any subsidiary of the Company to an Executive Officer on or after the Effective Date in excess of what would have been paid or granted to that Executive Officer under the circumstances reflected by the accounting restatement, in the reasonable judgement of the Board.

“Financial Reporting Measures” means the measures that are determined and presented in accordance with the accounting principles used in the Company’s financial statements, and any measures that are derived wholly or in part from such measures, as well as the Company’s stock price and total shareholder return.

“Incentive-Based Compensation” means, with respect to any Executive Officer, any compensation that is granted, earned, or vested based wholly or in part upon the attainment of any financial reporting measure. For purposes of clarity, equity awards that vest exclusively upon completion of a specified employment period, without any performance condition, and bonus awards that are discretionary or based on subjective goals or goals unrelated to financial reporting measures, do not constitute Incentive Based Compensation

4.

Process. Following the occurrence of a Triggering Event, the Board, after considering the recommendations of the Compensation Committee of the Board, will review each Executive Officer’s Incentive-Based Compensation and take prompt and reasonable action in accordance with this Policy to seek recovery of all Excessive Incentive-Based Compensation. There shall be no duplication of recovery under this Policy and any of 15 U.S.C. Section 7243 (Section 304 of the Sarbanes-Oxley Act of 2002) or Section 10D of the Exchange Act.

5.

Interpretation of this Policy; Determinations by the Board. The Board may at any time in its sole discretion supplement or amend any provision of this Policy in any respect, repeal this Policy in whole or part or adopt a new policy relating to recovery of incentive-based compensation with such terms as the Board determines in its sole discretion to be appropriate. The Board has the exclusive power and authority to administer this Policy, including, without limitation, the right and power to interpret the provisions of this Policy and to make all determinations deemed necessary or advisable for the administration of this Policy, including, without limitation, any determination as to (a) whether a Triggering Event has occurred; and (b) what constitutes Excessive Incentive-Based Compensation. All such actions, interpretations and determinations that are taken or made by the Board in good faith will be final, conclusive, and binding.

6.

Limitation on Period for Recovery. The Board may seek recovery of any Excessive Incentive-Based Compensation received in the three (3) completed fiscal years preceding the accounting restatement if the Board determines that the Company is required to prepare the accounting restatement due to the Company’s material noncompliance with any financial reporting requirement under the U.S. federal securities laws. For purposes of determining when any such Excessive Incentive-Based Compensation was received by any Executive Officer, Incentive-Based Compensation is deemed received in the fiscal period during which the Financial Reporting Measure specified in the Incentive-Based Compensation award is attained, even if the grant or payment of the Incentive-Based Compensation occurs after the end of that period. For Incentive-Based Compensation based on stock price or total shareholder return, the Compensation Committee of the Board of Directors can use a reasonable estimate of the effect of the restatement on the applicable measure to determine the amount to be recovered.

7.

Other Recoupment Rights. The Board intends that this Policy will be applied to the fullest extent of the law. The Board may require that any employment agreement, equity award agreement, or similar agreement, as a condition to the grant of any benefit thereunder, require an Executive Officer to agree to abide by the terms of this Policy. Any right of recoupment under this Policy is in addition to, and not in lieu of, any other remedies or rights of recoupment that may be available to the Company pursuant to the terms of any similar policy in any employment agreement, equity award agreement, or similar agreement and any other legal remedies available to the Company.

8.

No Indemnification of Executive Officers. The Company shall not indemnify any Executive Officer against the loss of any erroneously awarded Incentive-Based Compensation, including any payment or reimbursement for the cost of third-party insurance purchased by any Executive Officer to fund potential clawback obligations under this Policy.

9.

Administrator Indemnification. No member of the Board who assists in the administration of this Policy, shall be personally liable for any action, determination or interpretation made with respect to this Policy and shall be fully indemnified by the Company to the fullest extent under applicable law and Company policy with respect to any such action, determination or interpretation. The foregoing sentence shall not limit any other rights to indemnification of the members of the Board under applicable law or Company policy.

10.	Effective Date. This Policy shall apply to Incentive-Based Compensation that is received, as determined pursuant to Rule 5608), on or after the Effective Date.